FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






HSBC Holdings plc

Annual General Meeting 25 May 2007

At the Annual General Meeting of HSBC Holdings plc held on 25 May 2007, all resolutions were passed on a poll.

The following table shows the votes cast on each resolution:


Resolution                                    Total Votes For*   Total Votes Against    Votes Withheld+
                                                    (%)                  (%)

1. To receive the Report and Accounts for      3,864,479,235          8,919,383            9,697,178
   2006                                           (99.77)               (0.23)

2. To approve the Directors' Remuneration      3,689,326,342          97,555,034          96,172,523
   Report for 2006                                (97.42)               (2.58)

3. (a)  To re-elect The Lord Butler a          3,821,854,383          54,773,594           6,390,274
        Director                                  (98.59)               (1.41)

   (b)  To re-elect The Baroness Dunn a        3,811,429,682          65,186,829           6,411,316
        Director                                  (98.32)               (1.68)

   (c)  To re-elect R A Fairhead a             3,868,782,235          9,708,695            4,535,972
        Director                                  (99.75)               (0.25)

   (d)  To re-elect W K L Fung a               3,816,457,837          59,990,498           6,580,256
        Director                                  (98.45)               (1.55)

   (e)  To re-elect Sir Brian Moffat a         3,816,081,722          60,292,153           6,650,750
        Director                                  (98.44)               (1.56)

   (f)  To re-elect G Morgan a Director        3,834,697,821          42,204,988           6,079,276
                                                  (98.91)               (1.09)

4. To reappoint the Auditor at                 3,839,835,491          10,313,830          32,872,395
   remuneration to be determined by the Group
   Audit Committee                                (99.73)               (0.27)

5. To authorise the Directors to allot         3,849,690,002          26,121,717           7,134,352
   shares                                         (99.33)               (0.67)

6. To disapply pre-emption rights              3,846,012,397          26,934,800          10,064,563
   (Special Resolution)                           (99.30)               (0.70)

7. To authorise the Company to purchase        3,870,162,901          10,921,090           1,871,381
   its own Ordinary Shares                        (99.72)               (0.28)

8. To authorise the Directors to offer a       3,870,471,683          6,786,564            5,753,519
   scrip dividend alternative                     (99.82)               (0.18)

9. To authorise the Company to make            3,753,329,722          88,666,544          41,001,817
   political donations and incur political        (97.69)               (2.31)
   expenditure

10.  To authorise HSBC Bank plc to make         3,752,489,533          89,386,605          41,095,387
     political donations and incur political
     expenditure                                  (97.67)               (2.33)

11.  To authorise electronic communications     3,872,910,676          5,680,069            4,378,887
     with shareholders in accordance with the
     Companies Act 2006                           (99.85)               (0.15)

12.  To alter the Articles of Association       3,868,543,551          7,036,072            7,398,915
     (Special Resolution)                         (99.82)               (0.18)


*   Includes discretionary votes

+ A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution

The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 11,710,790,084. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.

At the conclusion of the Annual General Meeting, R K F Ch'ien, S Hintze and H Sohmen retired as Directors. There are no matters relating to the retirements of R K F Ch'ien, S Hintze and H Sohmen that need to be brought to the attention of the shareholders of the Company. At the conclusion of the Annual General Meeting, Lord Butler, W K L Fung and Sir Brian Moffat have each served on the Board for more than nine years and, in that respect only, do not meet the usual criteria for independence set out in the UK Combined Code on corporate governance.

As announced on 2 January 2007, from the conclusion of the Annual General Meeting Lord Butler ceased to be a member of the Nomination Committee, W K L Fung ceased to be a member of the Remuneration Committee and Sir Brian Moffat ceased to be Senior Independent Non-Executive Director, a member and Chairman of the Group Audit Committee and Chairman of the Nomination Committee.

Also as announced on 2 January 2007, the following appointments became effective from the conclusion of the Annual General Meeting:

Simon Robertson, an independent non-executive Director since January 2006, became Senior Independent Non-Executive Director and a member of the Nomination Committee;

Sir Brian Williamson, an independent non-executive Director since 2002, became chairman of the Nomination Committee;

James Hughes-Hallett, an independent non-executive Director since 2005, became a member of the Nomination Committee;

Gwyn Morgan, an independent non-executive Director since October 2006, became a member of the Remuneration Committee;

Rona Fairhead, an independent non-executive Director since 2004, became chairman of the Group Audit Committee; and

Stewart Newton, an independent non-executive Director since 2002, became a member of the Group Audit Committee.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 May 2007